INSURANCE BINDER	44609	FRANK CRYSTAL & Co., Inc. (MGA)
P.O. Box 27723
Houston, TX 77227

Insured’s Brazos Mutual Fund Mailing c/o John McStay Investment Counsel Address 5949 Sherry Lane, #1600 Dallas, TX 75225	Date Typed 06/04/04 By: yye/44609 A/E: KGR Insured’s No. Telephone Confirmation [ X ]
Company St. Paul Surplus Line Insurance Company or c/o St. Paul Travelers One State Street Plaza Agency New York, NY 10004	Date With Whom
New Order [ ] Endorsement [ ] Renewal [ X ] Rewrite [ ] Information Only [ ]	Inception or Effective Date 12/1/04
Name (if different from mailing address)	Expiration 12/01/05 Policy No. TBD Company St. Paul Surplus Line Ins. Co.
Location(s) (if different from mailing address	Prepaid [ ] Installment [ ] Premium $3,500
Type of Coverage - RMIC Bond
Specifications - It is hereby understood and agreed the effective December 1, 2004 to December 1, 2005, coverage is bound as follows:

Limit of Liability                     Retention                     Premium
                            (Inclusive of Defense Costs)                 (Each Claim)                           (One Year)
                    $1,250,000                     $0 as respects Fidelity                   $3,500*
                                $5,000 all others

                   Premium not inclusive of Surplus Lines taxes and fees

                   Coverage is provided pursuant t the expiring bond, conditions with the addition of a Service of
                   Suit Endorsement.

Mortgagee [ ] Loss Payee [ ] Additional Insured [ ] Other [ ]
Enclosure [ ]
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc.

Remarks [ ]	This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
For Frank Crystal & Co., Inc. Refer to: Katherine Riddle	Name of Underwriter: (Print or Type) Jared Latigona Signature Original Signature on File with Frank Crystal & Co., Inc.
Admitted [ ] Non Admitted [ X ]	For (Insurance Company) St. Paul Sirplus Lines Ins. Co. Date Signed

Brazos Resolutions

Fidelity Bond

VOTED:  That the renewals of the fidelity bond and the errors and omissions insurance policies as presented to this meeting be, and they hereby are, ratified approved; and it is

FURTHER VOTED:  That, upon consideration of the material factors, including those factors specified by the applicable regulations, the proposed allocation of premiums for said fidelity bond and errors and omissions insurance policies be, and it hereby is, ratified and approved; and it was

FURTHER VOTED:  That, within 10 days of receipt of the new fidelity bond, the officers of the Trust shall file said bond with the Securities and Exchange Commission, together with such information as required by Rule 17g-1 under the Investment Company Act of 1940; and it was

FURTHER VOTED: That the officers of the Trust be, and they hereby are, authorized to take such actions as are necessary to properly complete said filing.